Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Shareholders and Board of Directors
SJW Corp.:
We consent to the incorporation by reference in the registration statements (No. 333‑105010 and 333-195796) on Form S-8 and in the registration statement (No. 333-184984) on Form S-3 of SJW Corp. of our report dated February 25, 2015, with respect to the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10‑K of SJW Corp.

/s/ KPMG LLP
Santa Clara, California
February 25, 2015